[BankUnited letterhead]

                   May 8, 2014

BY EDGAR

Gus Rodriguez
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	BankUnited, Inc.
Form 10-K for the Fiscal Period Ended December 31, 2013
Filed February 27, 2014
File No. 001-35039

Dear Mr. Rodriguez:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 24, 2014, relating to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2013, filed by BankUnited, Inc. (the “Company”) with the Commission on February 27, 2014.

For the Staff’s convenience, the text of each of the Staff’s comments has been reproduced below in italics. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Staff’s comment letter. Capitalized terms used but not defined herein have the meanings given to them in the 10-K.

Form 10-K for the Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Net Interest Income, page 45

1.
Given the nature of the loss sharing agreements with the FDIC and the correlation between the expectations of the cash flows on the covered assets and the indemnification asset, please address the reasons for not including the impact of these changes (i.e. accretion and amortization) on the FDIC indemnification asset within interest income.

Consistent with ASC 805-20-25-27 and 805-20-30-18, the FDIC indemnification asset was initially recorded at the time of the FSB Acquisition at fair value, measured as the present value of the estimated cash payments expected from the FDIC for probable losses on Covered Assets. Consistent with the guidance in ASC 805, the FDIC indemnification asset is measured separately from the related Covered Assets. It is not contractually embedded in the Covered Assets and it is not transferable with the Covered Assets should the Company choose to dispose of them.  Accordingly, while there is a correlation between the expectations of the cash flows on the Covered Assets and the indemnification asset, they are disparate units of account and therefore are measured and presented separately in the consolidated financial statements. In accordance with ASC 805-20-35-4B, the FDIC indemnification asset is subsequently measured on the same basis as the indemnified Covered Assets. For example, when expected cash flows on the indemnified assets increase and there is no previously recorded valuation allowance, the associated decrease in the indemnification asset is accounted for by amortizing the change over the lesser of the contractual term of the indemnification agreement and the remaining life of the indemnified Covered Assets.

ASC 805 does not specifically address the income statement presentation of accretion or amortization of the indemnification asset. Separate presentation in the consolidated income statement of the accretion or amortization of the indemnification asset is consistent with separate asset presentation in the consolidated balance sheet. Presentation outside of interest income is consistent with the fact that the asset does not bear contractual interest. Although nullified by ASC 805, the Company’s presentation is also consistent with the examples provided in Appendix A of EITF 88-19, FSLIC-Assisted Acquisitions of Thrifts, where the effect of FSLIC yield maintenance assistance is recorded as other income; this presentation approach was deemed acceptable by the SEC Observer. At the EITF 88-19 deliberations, the SEC Observer also stated that he would expect publicly held companies to disclose as separate line items in the balance sheet and income statement the effect of the FSLIC or other regulatory assistance regardless of its form and manner of calculation.  Given that ASC 805 only addresses the balance sheet presentation for an indemnification asset, we believe that the guidance in EITF 88-19 is relevant.

Additionally, we believe the Company’s presentation of accretion or amortization of the FDIC indemnification asset in the consolidated statement of income is consistent with predominant industry practice. A review of disclosures included in the fiscal year 2013 Form 10-Ks of 31 banks with FDIC indemnification assets confirmed that 26 of the 31 banks presented amortization or accretion of the FDIC indemnification asset as components of non-interest income or non-interest expense rather than within interest income. This review encompassed banks with reported FDIC indemnification assets greater than $100 million at either December 31, 2013 or December 31, 2012.

Our accounting policy with respect to presentation of accretion or amortization of the FDIC indemnification asset in the consolidated statement of income was adopted in consultation with our independent registered public accountants and has been applied consistently since the Company’s inception in 2009. Further, we believe that our disclosures clearly describe for the reader the nature of the relationship between expected cash flows from the Covered Assets and expected cash flows from the FDIC indemnification asset and provide the ability to understand the impact of FDIC indemnification on the Company’s performance.

Lastly, for certain types of transactions, more specifically tax indemnification agreements, the accounting guidance in ASC 740, Income Taxes, states that while any adjustments in the liability and related asset will be equal to one another, the adjustments are reported separately in the income statement.  In such instances, any adjustment to the liability is reflected in the tax provision for the period, whereas the related adjustment to the indemnification asset is reported separately as a pre-tax item.  We believe that our presentation of the amortization of the FDIC indemnification asset is further supported by this guidance.

Analysis of Financial Condition, page 62

2.
We note the remaining amount of the FDIC indemnification asset was $1.2 billion at December 31, 2013.  Please revise to tell us, and disclose in future filings, the remaining amounts attributable to each of the covered assets remaining (e.g. single family, commercial, investments, etc.).  Further, address the amounts expected to be collected from the FDIC, the amounts which represent improvements in cash flows expected to be collected from customers, expectations regarding amortization, collections in regard to OREO transactions as well as any other amounts.

The following table presents the details of the FDIC indemnification asset at December 31, 2013 (in thousands):

December 31, 2013
Amounts attributable to:
Residential loans and OREO	$1,202,066
Commercial loans and OREO	2,281
Investment securities available for sale	770
FDIC indemnification asset	1,205,117
Less expected amortization	(240,773)
Amount expected to be collected from the FDIC	$964,344

The amount of expected amortization reflects the impact of improvements in cash flows expected to be collected from the Covered Assets, as well as the impact of time value resulting from the discounting of the asset when it was initially established. This amount will be amortized to non-interest expense using the effective interest method over the period in which cash flows from the FDIC are expected to be collected, which is limited to the lesser of the contractual term of the Loss Sharing Agreements and the expected remaining life of the indemnified assets.

The amount expected to be collected from the FDIC reflects the losses currently expected within the term of the Loss Sharing Agreements, and includes losses from foreclosure, short sale of the underlying collateral, sale of the loans or, for the non-residential portfolio, charge-offs.

Under the terms of the Purchase and Assumption Agreement with the FDIC, the Bank may sell up to 2.5% of the covered loans based on UPB at the date of the FSB Acquisition, or approximately $280 million, on an annual basis without prior consent of the FDIC. Any losses incurred from such loan sales are covered under the Loss Sharing Agreements. Any loan sale in excess of this stipulated annual threshold requires approval from the FDIC to be eligible for loss share coverage. However, if the Bank seeks to sell residential or non-residential loans or OREO in excess of the 2.5% threshold in the nine months prior to the stated termination date of loss share coverage (May 21, 2014 for non-residential loans and May 21, 2019 for residential loans) and the FDIC refuses to consent, the Single Family Shared-Loss Agreement and the Commercial Shared-Loss Agreement will be extended for two additional years with respect to the assets  requested to be included in such sales. The Bank will then have the right to sell all or any portion of such assets without FDIC consent at any time within the nine months prior to the extended termination dates, and any losses incurred will be covered under the Loss Sharing Agreements. This final sale mechanism, if exercised, ensures no residual credit risk in our covered loan portfolio that would otherwise arise from credit losses occurring after the termination dates of the Loss Sharing Agreements. We currently anticipate that we will exercise this final sale mechanism.

We will revise our future filings to include similar disclosure, and in response to the Staff’s comment, have included such disclosure in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014.

Liquidity, page 97

3.
You have generated positive net income and high returns on assets since the acquisition of your failed predecessor from the FDIC.  However, this strong operating performance appears to be primarily attributable to the amortization and accretion of discounts and fair value adjustments associated with the acquisition.  Despite your consistently strong operating performance you have generated cash outflows from operating activities of $667.3 million over the last three years.  Most of these cash outflows appear to have been financed by an increase in customer deposits.  Please revise your liquidity disclosures in future filings to discuss and analyze the material drivers and changes in your cash outflows from operating activities.  Please also revise to discuss known trends that are reasonably likely to increase or decrease your liquidity, such as whether you expect to incur continued cash outflows from operations as you have since the acquisition of your predecessor dating back to 2009 or whether and when you expect this trend to reverse in the future.  Please also enhance your disclosures of the liquidity of the bank holding company by discussing their ability to continue to pay dividends despite the consistent operating cash outflows of its wholly-owned subsidiary and their expected sources of cash flows for the future projected dividends.  Please be sure to provide us supplementally with what your proposed revised disclosures would look like as of December 31, 2013.  Please refer to Item 303 of Regulation S-K.

The primary driver of net cash flows from operating activities has been accretion on ACI loans, which is reflected in the consolidated statements of cash flows as a non-cash reduction in net income to arrive at operating cash flows. Accretable yield on ACI loans represents the excess of expected future cash flows over the carrying amount of the loans, and is recognized as interest income over the expected lives of the loans. Amounts recorded as accretion are in fact ultimately realized in cash as individual loans are paid down or otherwise resolved; however, the timing of cash realization differs from the timing of income recognition. These cash flows from the repayment or resolution of covered loans, inclusive of amounts that have been accreted through earnings over time, are recognized as cash flows from investing activities in the consolidated statements of cash flows upon receipt. Cash payments from the FDIC in the form of reimbursements of losses related to the covered loans under the Loss Sharing Agreements are also characterized as investing cash flows. Cash flows from reimbursements by the FDIC and from resolution of covered assets, although presented as investing cash flows in the consolidated statements of cash flows, have historically comprised an important source of liquidity to support both the Company’s ongoing operations and balance sheet growth. Additional sources of liquidity that the Bank has utilized to fund growth of the new loan portfolio include deposit growth, amortization of the available for sale securities portfolio and FHLB advances. Other sources of liquidity available to the Bank include sale of available for sale securities or other assets such as its new residential mortgage portfolio, access to wholesale deposits, and unused borrowing capacity. Growth of the new loan portfolio has been and is expected to continue in the near term to comprise the Bank’s most significant use of liquidity. It should be noted that the pace and volume of new loan growth is largely under the Company’s control.

As new loans continue to comprise a larger percentage and ACI loans comprise a lesser percentage of the Bank’s assets, accretion on ACI loans will comprise a smaller portion of interest income and the Company will generate positive cash flows from operating activities. This trend toward cash inflows from operating activities began to be reflected in our consolidated statements of cash flows for the year ended December 31, 2013 and is expected to continue. Although unable to predict with any certainty, based on the most recent forecasts, the Company expects to begin reporting cash inflows from operations at some time during 2015.

We recently reviewed financial statements and disclosures of other banks with indemnification assets on their balance sheets and for which accretion on ACI loans comprises a portion of interest income. While the majority of these banks, like the Company, present reimbursements from the FDIC within investing cash flows, some characterize these reimbursements as operating cash flows. While we believe presentation within investing cash flows to be preferable, for all periods presented, if the Company included FDIC reimbursements as operating cash flows, net cash inflows from operating activities would result.

In response to the Staff’s comment, we have included revised liquidity disclosures in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 and will continue to include revised disclosures in future filings. Our revised liquidity disclosures, as they would have been presented as of December 31, 2013 follow:

Liquidity

Liquidity involves our ability to generate adequate funds to support planned asset growth, particularly growth of the new loan portfolio, meet deposit withdrawal requests and other contractual obligations, maintain reserve requirements, conduct routine operations and pay dividends.

Our consolidated statements of cash flows have historically reflected net cash outflows from operating activities. For the years ended December 31, 2013, 2012 and 2011, net cash used in operating activities was $67.1 million, $351.6 million and $248.6 million, respectively. The primary driver of cash outflows from operations reflected in the consolidated statements of cash flows is accretion on ACI loans, which is reflected as a non-cash reduction in net income to arrive at operating cash flows. Accretion on ACI loans totaled $410.4 million, $444.5 million and $446.3 million, respectively for the years ended December 31, 2013, 2012 and 2011, respectively. Accretable yield on ACI loans represents the excess of expected future cash flows over the carrying amount of the loans, and is recognized as interest income over the expected lives of the loans. Amounts recorded as accretion are realized in cash as individual loans are paid down or otherwise resolved; however, the timing of cash realization may differ from the timing of income recognition. These cash flows from the repayment or resolution of covered loans, inclusive of amounts that have been accreted through earnings over time, are recognized as cash flows from investing activities in the consolidated statements of cash flows upon receipt. Cash payments from the FDIC in the form of reimbursements of losses related to the covered loans under the Loss Sharing Agreements are also characterized as investing cash flows. These reimbursements from the FDIC totaled $164.9 million, $600.9 million and $754.0 million for the year ended December 31, 2013, exceeding net operating cash outflows for all periods presented. In addition to reimbursements from the FDIC, cash generated by the repayment and resolution of covered loans totaled $841.3 million for the year ended December 31, 2013. Both cash generated by the repayment and resolution of covered loans and cash payments received from the FDIC have been and are expected to continue to be consistent and relatively predictable sources of liquidity available to fund operating needs, dividends to BankUnited, Inc. and new loan growth.

While we anticipate that the level of accretion on ACI loans will continue to result in reporting cash outflows from operating activities in the near term, the percentage of assets comprised of ACI loans and percentage of interest income comprised of ACI accretion is continuing to decrease. Cash flows from resolution of the covered loans will ultimately be replaced by operating cash flows from new assets originated with those proceeds. In addition to cash provided by the repayment and resolution of covered loans and payments under the Loss Sharing Agreements from the FDIC, BankUnited’s liquidity needs, particularly liquidity to fund growth of the new loan portfolio, have been and continue to be met by deposit growth, its amortizing investment portfolio and, to a lesser extent, FHLB advances.

BankUnited has access to additional liquidity through FHLB advances, other collateralized borrowings, wholesale deposits or the sale of available for sale securities. At December 31, 2013, unencumbered investment securities available for sale totaled $2.6 billion. At December 31, 2013, BankUnited had available borrowing capacity at the FHLB of $1.3 billion, unused borrowing capacity at the Federal Reserve Bank of $94 million and unused Federal funds and repurchase agreement lines of credit totaling $85 million. The ability to sell or potentially securitize other earning assets, such as the new residential mortgage portfolio, provides a potential source of contingency liquidity, although we do not currently anticipate liquidating any portion of that portfolio. Management also has the ability to exert substantial control over the rate and timing of growth of the new loan portfolio, and resultant requirements for liquidity to fund new loans.

Continued runoff of the covered loan portfolio and FDIC indemnification asset and growth of the new loan portfolio are the most significant trends expected to impact the Bank’s liquidity in the near term.

The asset/liability committee (“ALCO”) policy has established several measures of liquidity which are monitored monthly by ALCO and quarterly by the Board of Directors. The primary measure of liquidity monitored by management is liquid assets (defined as cash and cash equivalents and pledgeable securities) to total assets. BankUnited’s liquidity is considered acceptable if liquid assets divided by total assets exceeds 5.0%. At December 31, 2013, BankUnited’s liquid assets divided by total assets was 8.4%. Management monitors a one year liquidity ratio, defined as cash and cash equivalents, pledgeable securities, unused borrowing capacity at the FHLB, and loans and non-agency securities maturing within one year divided by deposits and borrowings maturing within one year. The maturity of deposits, excluding certificate of deposits, is based on retention rates derived from the most recent external core deposit analysis obtained by the Company. This ratio allows management to monitor liquidity over a longer time horizon. The acceptable threshold established by ALCO for this liquidity measure is 100%. At December 31, 2013, BankUnited’s one year liquidity ratio was 136%.  Additional measures of liquidity regularly monitored by ALCO include the ratio of FHLB advances to Tier 1 capital plus the ALLL, the ratio of FHLB advances to total assets and a measure of available liquidity to volatile liabilities. At December 31, 2013, BankUnited was within acceptable limits established by ALCO for each of these measures.

As a holding company, BankUnited, Inc. is a corporation separate and apart from its banking subsidiary. BankUnited, Inc.’s main sources of funds include management fees and dividends from the Bank, access to public debt and capital markets and, to a lesser extent, its own available for sale securities portfolio which consists primarily of U.S. government agency floating rate mortgage-backed securities and financial institution preferred stocks. There are regulatory limitations that affect the ability of the Bank to pay dividends to BankUnited, Inc. Management believes that such limitations will not impact our ability to meet our ongoing near-term cash obligations.

We expect that our liquidity requirements will continue to be satisfied over the next 12 months through these sources of funds.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (786) 313-1698.

Sincerely,

BANKUNITED, INC.

By:	/s/ Leslie N. Lunak
Leslie N. Lunak
Chief Financial Officer

cc:	Marc Thomas, Securities and Exchange Commission
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP